SUBSIDIARY INFORMATION


     Registrant Questar Corporation has the following subsidiaries:
Questar Regulated Services Company, Questar Market Resources, Inc., Questar InfoComm, Inc., Interstate Land Corporation, and Questar
Employee Services, Inc.  Each of these companies is a Utah corporation.

     Questar Market Resources, Inc., has the following subsidiaries:
Wexpro Company, Questar Exploration and Production Company, Questar Energy Trading Company, and Questar Gas Management Company. Questar Exploration and Production is a Texas corporation. The other listed companies are incorporated in Utah.

     Questar Exploration and Production has a wholly owned subsidiary, Celsius Energy Resources, Ltd., which is an Alberta corporation. Celsius, Ltd., in turn, has a subsidiary, Canor Energy Ltd., which is also an Alberta corporation.

     Questar Exploration and Production has one domestic active subsidiary: Questar URC Company, which is a Delaware corporation. Questar Exploration and Production also does business under the names Universal Resources Corporation, Questar Energy Company and URC Corporation.

     Questar Energy Trading Company has one active subsidiary, URC Canyon Creek Compression Company, which is a Utah corporation.

     Questar Regulated Services has three subsidiaries, all of which are Utah corporations: Questar Gas Company, Questar Pipeline Company, and Questar Energy Services, Inc. Questar Pipeline, in turn, has four wholly owned subsidiaries: Questar TransColorado, Inc., Questar Line 90 Company, Questar Southern Trails Pipeline Company, and Questar Transportation Services Company, which are all Utah corporations.

     Questar InfoComm has one wholly owned subsidiary, Questar Baseline Industries, Inc., which is a Colorado corporation. It also owns approximately 82 percent of Consonus, Inc., which is a Utah corporation. Consonus, in turn, has a wholly-owned subsidiary, Consonus of Oregon, Inc., which is an Oregon corporation.